UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2022

Commission File Number: 001-39738

UCOMMUNE INTERNATIONAL LTD
(Exact name of registrant as specified in its charter)

Floor 8, Tower D
No. 2 Guang Hua Road
Chaoyang District, Beijing
People’s Republic of China, 100026
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7): Not Applicable

Entry into a Material Agreement, Creation of a Direct Financial Obligation and Unregistered Sale of Equity Securities

On January 26, 2022, Ucommune International Ltd (the “Company” or “we”) entered into and closed a private placement pursuant to a definitive securities purchase agreement (the “Securities Purchase Agreement”) with JAK Opportunities LLC (the “Purchaser”) for the offering of:

●	A $3,000,000 principal amount 8% senior convertible debenture (the “Debenture”). The Debenture matures on January 25, 2023 and pays interest in cash at the rate of 8.0% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on April 1, 2022. The Company may also elect to pay accrued interest in Class A Ordinary Shares of the Company, par value $0.0001 per share (the “Ordinary Shares”), at a rate of 12.0% per annum, assuming an conversion rate equal to the lesser of (a) the conversion price then in effect or (b) the average of the volume weighted average price of Ordinary Shares for the five consecutive trading days ending on the applicable interest payment date. The Debenture is convertible at the option of the Purchaser into Ordinary Shares equal to 125% of the principal amount of the Debenture at an initial conversion price equal to the lesser of (i) $1.00, subject to certain adjustments, and (ii) 100% of the lowest daily volume weighted average price of Ordinary Shares during the ten consecutive trading days prior to the conversion date;

●	A warrant (the “Series A Warrant”) to purchase 3,750,000 Ordinary Shares at an exercise price of $4.05 per Ordinary Share. The Series A Warrant is exercisable immediately and expires on the seven year anniversary of date that the initial registration statement described below has been declared effective by the Securities and Exchange Commission (the “Effective Date”);

●	A warrant to purchase 18,750,000 Ordinary Shares (the “Series B Warrant”) at an exercise price of $1.00 per Ordinary Share, each exercise of which entitles the Warrant holder to receive 1.25 Ordinary Shares and to deduct 10% from the exercise price. The exercise price shall be subject to a one-time downward adjustment to match the lowest volume weighted average price of the Ordinary Shares on the ten consecutive trading days immediately following the Effective Date. The Series B Warrant is exercisable immediately and expires on the twelve month anniversary of the Effective Date; and

●	A seven-year warrant to purchase 18,750,000 Ordinary Shares (the “Series C Warrant”, together with the Series A Warrant and the Series B Warrant, the “Warrants”) at an exercise price of $4.05 per Ordinary Share. 50% of Series C Warrant shall vest upon issuance, and 50% of the Series C Warrant shall vest proportionately based on the number of Series B Warrants exercised. The Series C Warrant shall expire on the seven year anniversary of Effective Date.

The net proceeds to us from the offering were approximately $2.6 million after deducting a 10% discount to the Purchaser and $65,000 for the Purchaser’s legal fees and expenses, but not including other offering expenses. We intend to use the proceeds from the issuance of the Debenture and the Warrants for working capital purposes.

Under the Securities Purchase Agreement, we agreed not to undertake any action which (i) alters or changes the rights, preferences or privileges of the Debenture as a class, (ii) results in the Company incurring any debt incurred not in the ordinary course of the business, or (iii) alters or amends our amended and restated articles of association. We also agreed to maintain a minimum net cash position in cash or marketable securities of no less than $1.0 million as long as the Debenture is outstanding. In addition, we granted the Purchaser a 36-month right to participate in certain future financings, up to a level of 25%.

Subject to our compliance with certain conditions, we may redeem the Debenture in cash at 120% premium. Upon any optional redemption, we are obligated to issue the Purchaser Series A Warrants to purchase a number of Ordinary Shares equal to 60% of the principal amount of the Debenture subject to optional redemption, divided by the then conversion price.

The Debenture contains certain events of default (including, but not limited to, default in payment of principal or interest; breaches of covenants, agreements, representations or warranties; an event of default under the transaction documents in connection with the offering; receipt of a deficiency or non-compliance notice from, or ineligibility from listing or quotation for trading on, Nasdaq; changes in control and fundamental transactions; certain bankruptcy events; certain payment defaults with respect to indebtedness; and the entering or filing of certain monetary judgments against the Company). Upon an event of default, the outstanding principal amount of the Debenture for a premium, plus liquidated damages, interest and other amounts owing in respect thereof through the date of acceleration, shall become, at the Purchaser’s election, immediately due and payable in cash. The Company is also subject to certain negative covenants under the Debenture, including but not limited to, the incurrence of indebtedness, liens on assets, amendment of charter documents, repayment or repurchase of securities or certain debt, the payment of dividends and affiliate transactions.

The conversion price of the Debenture and the exercise price of the Warrants are subject to adjustments upon certain events, including stock splits, stock dividends, subsequent equity transactions (other than specified exempt issuances), subsequent rights offerings and fundamental transactions. If we fail to timely deliver the Ordinary Shares upon any conversion of the Debenture or exercise of the Warrants, we will be subject to certain liquidated damages and buy-in provisions.

Pursuant to a registration rights agreement (the “Registration Rights Agreement”) between the Company and the Purchaser, we have agreed to file a registration statement registering the resale of the Ordinary Shares underlying the Debenture and the Warrants 60 days from the date of the Registration Rights Agreement. We also agreed to have the registration statement declared effective within 120 days from the date of the Registration Rights Agreement. In addition, we agreed to pay the Purchaser, as partial liquidated damages, a fee of 2.0% of the Purchaser’s subscription amount per month in cash upon the occurrence of certain events, including our failure to file or have the registration statement declared effective within agreed periods.

Concurrently with the execution of the Securities Purchase Agreement, Debenture, Warrants and Registration Rights Agreement, the Company entered into a lock-up agreement (the “Lock-Up Agreement”) with (i) directors and officers of the Company who beneficially own over one million Ordinary Shares and (ii) 10% shareholders of the Company. Until 60 days after the Effective Date, the signatories agreed not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition whether by actual disposition or effective economic disposition due to cash settlement or otherwise), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position with respect to, any Ordinary Shares or securities convertible, exchangeable or exercisable into, Ordinary Shares beneficially owned, held or hereafter acquired by any such signatory.

The Debenture and the Warrants were sold pursuant to an exemption from the registration requirements under Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 of Regulation D promulgated thereunder. The Purchaser is an accredited investor which has purchased the securities as an investment in a private placement that did not involve a general solicitation. This current report shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

The foregoing summaries of each of the Debenture, the Warrants, the Securities Purchase Agreement, the Registration Rights Agreement and the Lock-up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of each such document. The form of each such document is attached hereto as Exhibits 4.1, 4.2, 10.1, 10.2 and 10.3, respectively, and each of which is incorporated herein by reference.

Notice of Failure to Satisfy a Continued Listing Standard

On January 24, 2022, the Company received written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) that the Company is not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on Nasdaq.

Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for 30 consecutive business days. Based on the closing bid price of the Company’s ordinary shares for the 30 consecutive business days from December 8, 2021 to January 21, 2022, the Company no longer meets the minimum bid price requirement.

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company must regain compliance with Nasdaq Listing Rule 5550(a)(2) within 180 calendar days, or until July 25, 2022. To regain compliance, the Company’s ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event the Company does not regain compliance by July 25, 2022, the Company may be eligible for additional time to regain compliance or may face delisting.

The Company intends to monitor the closing bid price of its ordinary shares and may, if appropriate, consider implementing available options, including, but not limited to, implementing a reverse share split of its outstanding ordinary shares, to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules.

Safe Harbor Statements

This report on Form 6-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding the use of proceeds from the financing. There is no certainty as how and when the proceeds will be used. These statements can also be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to understand members’ needs and provide products and services to attract and retain members; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with members and business partners; trends and competition in China’s agile office space market; changes in its revenues and certain cost or expense items; the expected growth of China’s agile office space market; PRC governmental policies and regulations relating to the Company’s business and industry, and general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this report on Form 6-K and in the attachments is as of the date of this report on Form 6-K, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of 8% Senior Convertible Debenture
4.2	Form of Series A/B/C Warrant
10.1	Form of Securities Purchase Agreement
10.2	Form of Registration Rights Agreement
10.3	Form of Lock-up Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCOMMUNE INTERNATIONAL LTD

By:	/s/ Xin Guan
Xin Guan
CEO

Date: January 28, 2022

[Signature Page to Form 6-K]